SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Nortek, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

656559309
(CUSIP Number)

Gates Capital Management, Inc.

1177 Avenue of the Americas, 46th Floor

New York, New York 10036

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 6, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [x]

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656559309	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON GATES CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,260,633 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,260,633 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,260,633 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 656559309	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON GATES CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,260,633 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,260,633 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,260,633 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 656559309	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON GATES CAPITAL MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,260,633 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,260,633 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,260,633 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 656559309	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON JEFFREY L. GATES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,260,633 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,260,633 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,260,633 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 656559309	SCHEDULE 13D	Page 6 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Nortek, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 500 Exchange Street, Providence, Rhode Island 02903-2699.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by each of the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Gates Capital Management, L.P., a Delaware limited partnership (“Gates Capital”), with respect to the shares of Common Stock held by ECF Value Fund, L.P., a Delaware limited partnership (“ECF I”), ECF Value Fund II, L.P., a Delaware limited partnership (“ECF II”), and ECF Value Fund International Ltd, a limited partnership formed under the laws of the British Virgin Islands (“ECF INTL”), as to which Gates Capital serves as investment manager (collectively, the “Gates Capital Funds”);

(ii) Gates Capital Management GP, LLC, a Delaware limited liability company (“the General Partner”), which is the general partner of Gates Capital, with respect to the shares of Common Stock directly held by the Gates Capital Funds;

(iii) Gates Capital Management, Inc., a Delaware corporation (“the Corporation”), is the managing member of the General Partner, with respect to the shares of Common Stock directly held by the Gates Capital Funds; and

(iv) Jeffrey L. Gates, a United States citizen, who serves as the President of the Corporation, with respect to the shares of Common Stock directly held by the Gates Capital Funds.

Set forth in the attached Annex A and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Persons (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

(b) The business address of each of Gates Capital, the General Partner, the Corporation, Mr. Gates, ECF I and ECF II is c/o Gates Capital Management, Inc., 1177 Avenue of the Americas, 46th Floor, New York, New York 10036. The business address of ECF INTL is ECF Value Fund International, Ltd., c/o Harneys Westwood & Riegels, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

(c) The principal business of Gates Capital is to serve as investment manager to the Gates Capital Funds. The principal business of the General Partner is to serve as the general partner to Gates Capital. The principal business of the Corporation is the performance of investment management and advisory services. The principal business of Mr. Gates is to serve as the President of Gates Capital.

(d) During the last five years, none of the Reporting Persons, or, to the best of their knowledge, the Covered Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 656559309	SCHEDULE 13D	Page 7 of 11 Pages

(e) None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Gates Capital is a Delaware limited partnership, the General Partner is a Delaware limited liability company, and the Corporation is a Delaware corporation. ECF I and ECF II are organized under the laws of Delaware. ECF INTL is organized under the laws of the British Virgin Islands. Mr. Gates is a United States citizen. The citizenship of each Covered Person is set forth on Annex A and incorporated herein by reference.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $129,309,882 (including brokerage commissions) of the working capital of the Gates Capital Funds in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D. Such shares of Common Stock are or may be held from time to time by the Fund in margin accounts established with its brokers or banks and a portion of the purchase price for the Common Stock may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Common Stock, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes in the ordinary course of business. The Reporting Persons acquired such shares of Common Stock because they believed that the shares of Common Stock reported herein, when purchased, represented an attractive investment opportunity.

On July 6, 2016, the Reporting Person entered into the Tender and Support Agreement attached hereto as Exhibit 2 (the “Tender and Support Agreement”), which Tender and Support Agreement sets forth certain terms with respect to the proposed acquisition of the Issuer and pursuant to which the Reporting Persons will tender all of its Common Stock to a subsidiary of Melrose Industries PLC, a public limited company incorporated under the laws of the United Kingdom, which transactions, if consummated, would have one or more of the results specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The transactions contemplated in the Tender and Support Agreement are subject to a number of material conditions and there can be no assurance that the execution of the Tender and Support Agreement will result in the consummation of one or more transactions on the terms set forth in the Tender and Support Agreement or at all. The full text of the Tender and Support Agreement is included as Exhibit 2 to this Schedule 13D. The description of the Tender and Support Agreement contained in this response to Item 4 is qualified in its entirety by reference to the terms of such Tender and Support Agreement, which are incorporated herein by reference.

CUSIP No. 656559309	SCHEDULE 13D	Page 8 of 11 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of the transactions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, and conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, subject to the Tender and Support Agreement, including, without limitation, having discussions with the directors, management and other interested parties of the relevant entities in connection with the transactions contemplated by the Tender and Support Agreement, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 3,260,633 shares of Common Stock, constituting approximately 20.4% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 16,008,461 shares of Common Stock outstanding as of July 5, 2016, as reported directly to the Reporting Persons by the Issuer.

(b) Each of the Reporting Persons has the shared power to vote or to direct the vote or to dispose or to direct the disposition of 3,260,633 shares of Common Stock.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Annex B hereto and is incorporated by reference herein.

(d) Not applicable.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein. In addition, the Reporting Persons are parties to the Tender and Support Agreement, a description of which is set forth in Item 4 of this Schedule 13D and incorporated by reference into this Item 6.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	EXHIBITS

Exhibit	Description
1	Joint Filing Agreement, dated July 6, 2016.

2	Tender and Support Agreement, dated July 6, 2016.

CUSIP No. 656559309	SCHEDULE 13D	Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 7, 2016

Gates Capital Management, L.P.
By: Gates Capital Management GP, LLC, its general partner
By: Gates Capital Management, Inc., its managing member

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates
President

Gates Capital Management GP, LLC
By: Gates Capital Management, Inc., its managing member

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates
President

Gates Capital Management, Inc.

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates
President

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates

CUSIP No. 656559309	SCHEDULE 13D	Page 10 of 11 Pages

Annex A

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSONS

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons (the “Covered Persons”) of the Reporting Persons:

Gates Capital Management, L.P.

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Gates Capital Management GP, LLC	General Partner	Investment Management	Delaware	(1)

Gates Capital Management GP, LLC

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Gates Capital Management, Inc.	Managing Member	Investment Management	Delaware	(1)

Gates Capital Management, Inc.

Name	Title or Relationship with Fund	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Jeffrey L. Gates	President	Investment Management	United States	(1)

(1)  The address of the principal place of business of each of the Covered Persons is c/o Gates Capital Management, Inc., 1177 Avenue of the Americas, 46th Floor, New York, New York 10036.

CUSIP No. 656559309	SCHEDULE 13D	Page 11 of 11 Pages

Annex B

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following tables set forth all transactions in the Common Stock effected by the Reporting Persons in the past sixty days. Unless otherwise noted, all such transactions were effected in the open market through a broker and all prices per share include commissions.

Gates Capital Funds

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
05/09/2016	35,000	46.00
05/19/2016	69,600	47.53
05/25/2016	41,334	47.95
06/08/2016	(2,000)	51.91
06/09/2016	(3,425)	51.68
06/10/2016	(640)	51.53